Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Press Release - 2nd quarter of 2018

Itaú Unibanco announces to the Market the press release containing results and information for the second quarter of 2018.

Itaú Unibanco’s recurring net income reaches R$12.8 billion in the first half of 2018

•	Recurring net income for the first half of 2018 totaled R$12.8 billion, up 3.7% from the same period of 2017. Insurance and services net income accounts for 56% of this total. Annualized recurring return on average equity was 22.0%

•	At the end of June 2018, loan portfolio[1] totaled R$623.3 billion, up 6.1% from June 2017 and 3.7% from March 2018.

•	In June 2018, 90-day non-performing loans ratio decreased 40 basis points in the 12-month period and reached 2.8%. In the 12-month period, the same ratio for individuals in Brazil improved 70 basis points, to 4.5% from 5.2%, recording the ninth consecutive quarterly improvement at the end of June 2018 and the lowest level since the merger between Itaú and Unibanco;

•	In the first half of 2018, cost of credit[2] decreased 24.3% from the same period of 2017, in line with the improved credit quality ratios;

•	Commissions, fees and result from insurance operations were up 8.2% when compared to the first half of 2017;

•	In the first half of 2018, the value added[3] by Itaú Unibanco to the economy reached R$35.7 billion;

•	In July 2018, the bank announced the entry of the Credicard brand into the merchant acquiring segment, with a family of card payment machines that will be offered for purchase especially to self-employed individuals, microentrepreneurs and small companies.

São Paulo, July 30, 2018 – In the first half of 2018, Itaú Unibanco’s recurring net income totaled R$12.8 billion, up 3.7% from the same period of the previous year, and annualized recurring return on average equity was 22.0%.

Total assets amounted to R$1.5 trillion, and working capital, raised and managed assets totaled R$2.4 trillion at the end of June 2018. The Basel Ratio was 17.2%, confirming the bank’s sound capital position.

Total adjusted loan portfolio1 reached R$623.3 billion at the end of June 2018, up 6.1% in the 12-month period. The granting of loans resumed gradually over this period, with increased demand recorded for a number of credit lines. Compared to the previous quarter, all loan portfolios recorded increases, which has led to a 3.7% growth in the total adjusted portfolio.

In June 2018, the bank posted a 90-day non-performing loans ratio of 2.8%, a 40 basis points improvement in the 12-month period. In the same period, the NPL ratio for very small, small and middle-market companies reduced 140 basis points, to 3.7% from 5.1%, and the NPL ratio for individuals in Brazil decreased 70 basis points, to 4.5% from 5.2%, recording the ninth consecutive improvement at the end of June 2018. Both these indicators have reached the lowest level since the merger between Itaú and Unibanco.

“In spite of lowering expectations for economic growth for 2018, credit demand remains healthy. In the first half of 2018, we granted4 28% more loans to individuals and 20% more loans to very small, small and middle-market companies compared to the same period of 2017. These new vintages have lower delinquency rates, thus keeping the positive trend for credit quality of our portfolio”, says Candido Bracher, Itaú Unibanco’s CEO.

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In the first half of 2018, commissions, fees and result from insurance operations totaled R$20.5 billion, up 8.2% on a year-on-year basis, as a result of the improved economy and, consequently, of the higher volume of transactions added to the increasingly higher offer of full service and products packages to clients. “We have put in a great deal of ongoing effort to strengthen our vocation as a service provider. In this quarter, we replicated our open platform solution, already adopted for investments, for our insurance operation, and started to offer products from other insurance companies in our platform, focusing on meeting our clients’ needs”, adds Mr. Bracher.

The value added3 by Itaú Unibanco to the economy reached R$35.7 billion in the first half of 2018. This amount was distributed among many segments of society: R$10.1 billion for employees through remuneration, R$11.6 billion for the payment of taxes, R$7.4 billion for reinvestment of the operation profits, R$5.8 billion for the remuneration of its more than 130 thousand direct shareholders and approximately 1 million indirect shareholders5, and R$792 million for rental.

Further information on results is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/investor-relations.

(1) Includes financial guarantees provided and corporate securities.

(2) Cost of credit includes Result from Loan Losses, net of recovery of loans, Impairment and Discounts Granted.
(3) The statement of value added adopts the managerial criteria.

(4) Loans granted to individuals does not consider the following products: overdraft, credit card, debt renegotiation and other revolving credits. Average origination per working day in the quarter.

(5) Indirect shareholders are individuals or institutional investors in Brazil who have indirectly bought Itaú Unibanco’s shares through an investment or pension fund.

São Paulo, July 30, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations